UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

375 park Ave, Fl 1502

New York, NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As previously reported on a Report on Form 6-K filed by Bit Origin Ltd (the “Company”) with the U.S. Securities and Exchange Commission on June 7, 2022, the Company closed an underwritten public offering of 9,803,922 ordinary shares (the “Shares”), par value US$0.01 per share, of the Company (the “Ordinary Shares”), on a firm commitment basis, at an offering price of US$0.51 per share, for gross proceeds of approximately $5 million (the “Offering”) pursuant to the underwriting agreement (the “Underwriting Agreement”) entered into by and between the Company and Univest Securities, LLC (the “Underwriter”), dated June 3, 2022. Pursuant to the Underwriting Agreement, the Company also granted the Underwriter a 45-day option to purchase up to an additional 1,470,588 Ordinary Shares (the “Option Shares”), representing up to 15% of the number of the Shares sold in the Offering, solely to cover over-allotments (the “Over-allotment Option”). On June 27, 2022, the Underwriter fully exercised the Over-allotment Option, and on June 29, 2022, the Company closed the offering of the Option Shares, for aggregate gross proceeds of approximately $5.75 million less applicable underwriter discounts and other offering fees and expenses.

In connection with such closing and pursuant to the Underwriting Agreement, the Company issued to the Underwriter warrants to purchase up to 73,530 Ordinary Shares, representing 5% of the Option Shares issued and sold, at an initial exercise price of $0.51 per share, subject to certain adjustments.

On June 29, 2022, the Company issued a press release announcing the issuance of the Option Shares and the closing of such offering. A copy of such press release is filed as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – Bit Origin Ltd Announces Full Exercise of Underwriter’s Over-Allotment Option in Underwritten Public Offering of Ordinary Shares, dated June 29, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2022	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board